Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Post Effective Amendment No. 1 to the Form S-1 Registration Statement (No. 333-173291) on Form S-3 and related Prospectus of Cyclacel Pharmaceuticals, Inc. for the registration of up to 544,117 shares of the common stock and to the incorporation by reference therein of our report dated April 1, 2013, with respect to the consolidated balance sheet as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2012 and the period from August 13, 1996 (inception) to December 31, 2012 of Cyclacel Pharmaceuticals, Inc. included in its Annual Report (Form 10-K) filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

MetroPark, New Jersey
April 15, 2013